EXHIBIT 8.01

[Letterhead of Thelen Reid & Priest LLP]

July 24, 2006

Entergy Louisiana, LLC
446 North Boulevard
Baton Rouge, Louisiana 70802

Ladies and Gentlemen:

We have acted as counsel for Entergy Louisiana, LLC, a Texas limited liability company (the "Company"), in connection with the filing by the Company of a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of $100,000,000 in aggregate liquidation value its Series A 6.95% Cumulative Preferred Membership Interests, $100 Liquidation Value (the "Preferred Securities"), to be issued in one or more new series, in connection with an offer by the Company to issue the Preferred Securities in exchange for its Series A 6.95% Cumulative Preferred Membership Interests, $100 Liquidation Value, which are currently outstanding in the same aggregate liquidation amount, as described in the Registration Statement.

We are of the opinion that the information contained in the Registration Statement under the caption "Material United States Federal Income Tax Consequences" constitutes an accurate description, in general terms, of the indicated federal income tax consequences to holders of the Preferred Securities of the exchange offer contemplated in the Registration Statement.

This opinion is limited to the laws of the United States of America.

We hereby consent to the filing of this opinion as Exhibit 8.01 to the Registration Statement and to the references to our firm in the Registration Statement and in the prospectus contained therein. In giving the foregoing consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Thelen Reid & Priest LLP

THELEN REID & PRIEST LLP